J. STEPHEN MILLS Attorney at Law

PO Box 281077

Nashville, TN 37228

315 Deadrick Street

Nashville, TN 37203

615-476-1151

Steve@SteveMillslaw.com

January 25, 2023

Securities and Exchange Commission

Division of Corporate Finance

Office of Trade and Services

Washington, DC 20549

Dear Sir or Madam:

We are submitting this letter on behalf of Universal Systems, Inc. (“UVSS” or “the Company”) in response to comments from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter on December 16, 2022, relating to the Company’s Registration Statement filed on August 18,2022 and amended on September 12,2022 and November 30, 2022 with the file number 024-11969.   The numbered paragraphs below correspond to the numbered comments in the Staff’s letter.  We are including as an attachment to this letter a copy of the Registration Statement that has been marked to show changes from the Registration Statement as originally filed.

Amendment No. 2 to Offering Statement on Form 1-A filed November 30, 2022.

General.

We note your response to comment 1, as well as your revised disclosure that "[t]he Company’s purpose is to create, develop, and produce a library of digital media assets." However, we note that your website, digitaldistro.io, indicates that you operate within the space of "Content Acquisition & Distribution" and that you "are a provider of . . . distribution . . . resulting in unique one-of-a-kind Digital Media Experience (DME) powered by blockchain and NFTs." Additionally, we note your press release, dated September 23, 2022, in which your CEO Andrew Lane stated that "[w]e believe that in the 4Q2022, we will be allowing partners, prospects, and clients, to mint and place NFTs on the upcoming proprietary Digital Distro Marketplace." Last, while we note your discussion of your "Memorandum of Understanding with Infinite Auctions, LLC to launch sports memorabilia NFTs" in your revised disclosure, we note that your press release, dated October 4, 2022, discusses a certain Joint Venture and Operating Agreement for revenue distribution and ownership of developed assets," which pertains to the joint launch of an NFT platform. In connection therewith, please:

• Provide a materially complete description of the NFTs related to your business and clarify who creates them;

• Provide a materially complete description of the marketplaces through which the NFTs related to your business are sold.

• Supplementally explain what you mean by the "proprietary Digital Distro Marketplace," and your role and involvement in the operations of this marketplace; Supplementally explain your role in the joint creation of the sports memorabilia platform with Infinite Auctions, LLC, including your continued role in the operation of the platform. Please also indicate how you will generate revenue pursuant to the Joint Venture and Operating Agreement which appears to govern revenue distribution and ownership of developed assets.

Current version:

$7,500,000

$.015 per Unit

100,000,000 Units

Each Unit consisting of 6 Shares of Common Stock and 3 Warrants exercisable at $0.02 per Warrant.

300,000,000 Shares of Common Stock to be issued upon Exercise of Warrants

UNIVERSAL SYSTEMS, INC. (“we” or the “Company”) is offering up to 100,000,000 units at a price of $.015 per unit with each unit consisting of six (6) shares of our common stock, $.001 par value, and three warrants exercisable at $.02 per warrant on a “best efforts” basis, for gross proceeds of up to $1,500,000 before deduction of offering expenses, assuming all shares are sold. 300,000,000 shares of common stock will be issued upon the exercising of the warrants. The minimum investment established for each investor is $1,000.00, unless such minimum is waived by the Company in its sole discretion, which may be done on a case-by-case basis. For more information regarding the securities being offered, see the section entitled “Securities Being Offered” on page 11. There is no minimum aggregate offering amount and no provision to escrow or return investor funds if any minimum number of shares is not sold.

Shares offered by the Company will be sold by our directors and executive officers on a “best efforts” basis. We may also elect to engage licensed broker-dealers. No sales agents have yet been engaged to sell shares. All shares will be offered on a “best-efforts” basis.

The sale of shares will begin once the offering statement to which this circular relates is qualified by the Securities and Exchange Commission (“SEC”) and will terminate one year thereafter or once all 100,000,000 units are sold, whichever occurs first. We expect the offering to commence on the date on which the offering statement of which this offering circular is a part is qualified by the SEC. Notwithstanding, the Company may extend the offering by an additional 90 days or terminate the offering at any time.

Amended Version:

2

UNIVERSAL SYSTEMS, INC.

$450,000

$.015 per Unit

30,000,000 Units

Each Unit consisting of 8 Shares of Common Stock

UNIVERSAL SYSTEMS, INC. (“we” or the “Company”) is offering up to 30,000,000 units at a price of $.015 per unit with each unit consisting of eight (8) shares of our common stock, $.001 par value on a “best efforts” basis, for gross proceeds of up to $450,000 before deduction of offering expenses, assuming all shares are sold. The minimum investment established for each investor is $1,000.00, unless such minimum is waived by the Company in its sole discretion, which may be done on a case-by-case basis. For more information regarding the securities being offered, see the section entitled “Securities Being Offered” on page 11. There is no minimum aggregate offering amount and no provision to escrow or return investor funds if any minimum number of shares is not sold.

Shares offered by the Company will be sold by our directors and executive officers on a “best efforts” basis. We may also elect to engage licensed broker-dealers. No sales agents have yet been engaged to sell shares. All shares will be offered on a “best-efforts” basis.

The sale of shares will begin once the offering statement to which this circular relates is qualified by the Securities and Exchange Commission (“SEC”) and will terminate one year thereafter or once all 30,000,000 units are sold, whichever occurs first. We expect the offering to commence on the date on which the offering statement of which this offering circular is a part is qualified by the SEC. Notwithstanding, the Company may extend the offering by an additional 90 days or terminate the offering at any time.

Current Version:

	Total Offered	Price to public per unit or share	Proceeds to Company (1)(2)
Per unit shares of common stock included in the units	300,000,000	$0.015	$1,500,000.00
Warrants included in the units	300,000,000
Common stock issuable upon exercise of the
Warrants	300,000,000	$0.020	$6,000,000.00
Total Maximum			$7,500,000.00

Amended Version:

	Total Offered	Price to public per unit or share	Proceeds to Company (1)(2)
Per unit shares of common stock included in the units	240,000,000	$0.001875	$450,000.00
Total Maximum			$450,000.00

Current Version

The Company’s purpose is to create, develop, and produce a library of digital media assets (film, video, music, motion graphics, and artwork) costing from $50,000 to $5 million dollars for the entertainment, sports, healthcare, and publishing industries. The digital media assets can be distributed via traditional distribution channels i.e., movie theatres, cable tv, satellite tv, radio, websites and/or the digital media assets are developed and distributed for metaverses, and web3 content channels. The company also provides consulting and digital production services for companies and projects that wish to convert existing content distribution businesses into Web 3 business models of which the Company’s services  may include artwork for NFTs, film/video content appropriate for Web3 use, and music production to create Digital Media Experiences that complement, inform, and/or entertain within traditional websites or metaverses. We expect to use all the proceeds from this offering in the development and production of this media content to include motion pictures, musical soundtracks and productions, motion graphics, website development, and artwork. The company also owns and operates www.TheDailyCrypto.io, an online website with daily updates of the blockchain, metaverse, crypto, and regulatory headlines combined with the updates of music, film, sports, and financial markets as these markets are experiencing transformation as the result of the integration of various blockchains and metaverse opportunities.

3

The Company is focused to being a premium creator of digital content that can be used in traditional or advanced web3 distribution channels. We rely on our technology partners to implement, create, and program the technology that distributes the content and media that we develop. We may also create joint ventures to further the potential of revenues through acquisitions and partnerships.

Amended Version:

The Company’s purpose is to create, develop, and produce a library of films, videos, and music productions costing from $50,000 to $5 million dollars for the entertainment, sports, healthcare, and publishing industries. The films, videos, and music productions can be distributed via traditional distribution channels i.e., movie theatres, cable tv, satellite tv, radio. We expect to use all the proceeds from this offering in the development and production of films, videos, and music productions to include motion pictures, musical soundtracks and productions, motion graphics, website development, and artwork.

The Company is focused to being a premium creator of films, videos, and music productions that can be distributed in traditional channels. We rely on our technology partners to implement, create, and program the technology that distributes the films, videos, and music productions that we develop. We may also create joint ventures to further the potential of revenues through acquisitions and partnerships.

Current Version

Business Overview

“The Company’s purpose is to create, develop, and produce a library of digital media assets (film, video, music, motion graphics, and artwork) costing from $50,000 to $5 million dollars for the entertainment, sports, healthcare, and publishing industries. The digital media assets can be distributed via traditional distribution channels i.e., movie theatres, cable tv, satellite tv, radio, websites and/or the digital media assets are developed and distributed for metaverses, web3 content channels. The company also provides services for companies and projects convert existing content distribution businesses into Web 3 business models of which the Company’s services  may include artwork for NFTs, film/video content appropriate for Web3 use, and music production to create Digital Media Experiences that complement, inform, and/or entertain within traditional websites or metaverses. We expect to use all the proceeds from this offering in the development and production of this media content to include film, video, musical soundtracks and productions, motion graphics, website development, and artwork.

The company also owns and operates www.TheDailyCrypto.io, an online website with daily updates of the blockchain, metaverse, crypto, and regulatory headlines combined with the updates of music, film, sports, and financial markets as these markets are experiencing transformation as the result of the integration of various blockchains and metaverse opportunities.

The Company is focused to being a premium creator of digital content i.e., film, video, music that can be used in traditional or advanced web3 distribution channels. The Company is a content developer, and we rely on our technology partners to implement, create, and program the technology that distributes the content. We may also create joint ventures to further the potential of revenues through acquisitions and partnerships.”

Amended Version:

The Company’s purpose is to create, develop, and produce a library of films, videos, and music productions costing from $50,000 to $5 million dollars for the entertainment, sports, healthcare, and publishing industries. The films, videos, and music productions can be distributed via traditional distribution channels i.e., movie theatres, cable tv, satellite tv, radio. We expect to use all the proceeds from this offering in the development and production of films, videos, and music productions to include motion pictures, musical soundtracks and productions, motion graphics, website development, and artwork.

The Company is focused to being a premium creator of films, videos, and music productions that can be distributed in traditional channels. We rely on our technology partners to implement, create, and program the technology that distributes the films, videos, and music productions that we develop. We may also create joint ventures to further the potential of revenues through acquisitions and partnerships.

Current version:

4

Going Concern

As of June 30, 2022, the Company had an accumulated deficit of $1,454,169.00.00. Management has taken a certain action and continues to implement changes designed to improve the Company’s financial results and operating cash flows. The actions involve certain – growing strategies, including – expansion of the business model into new markets. Management believes that these actions will enable the Company to improve future profitability and cash flow in its continuing operations. As a result, the financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of the Company’s ability to continue as a going concern.

Summary of the Offering

Securities Offered	100,000,000 units of shares of common stock, par value $0.001 plus 3 warrants exercisable at $.02 (the “Units”) on a best-efforts basis.

Additional information about the Offering

Shares offered by the Company will be sold by our directors and executive officers. We may also elect to engage licensed broker-dealers. No sales agents have yet been engaged to sell shares. All shares will be offered on a “best-efforts” basis. Investors may be publicly solicited provided the “blue sky” regulations in the states in which the Company solicits investors allow such solicitation.

Offering price per Unit	$.0015 per common share and $.02 exercise price per warrant

Number of shares outstanding before the offering of common shares	286,049,052 shares of Common Stock as of the date hereof.

Number of shares outstanding after the offering of common shares if all the units being offered are sold	996,049,052 shares of Common Stock will be issued and outstanding after this offering is completed if all the shares being offered are sold.

Minimum number of units to be sold in this offering	None

Amended Version:

Going Concern

As of December 31, 2022, the Company had an accumulated deficit of $1,454,169.00.00. Management has taken a certain action and continues to implement changes designed to improve the Company’s financial results and operating cash flows. The actions involve certain – growing strategies, including – expansion of the business model into new markets. Management believes that these actions will enable the Company to improve future profitability and cash flow in its continuing operations. As a result, the financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of the Company’s ability to continue as a going concern.

Summary of the Offering

Securities Offered	30,000,000 units of shares of common stock, par value $0.001 (the “Units”) on a best-efforts basis.

Additional information about the Offering

Shares offered by the Company will be sold by our directors and executive officers. We may also elect to engage licensed broker-dealers. No sales agents have yet been engaged to sell shares. All shares will be offered on a “best-efforts” basis. Investors may be publicly solicited provided the “blue sky” regulations in the states in which the Company solicits investors allow such solicitation.

Offering price per Unit	$.001875 per common share

Number of shares outstanding before the offering of common shares	286,049,052 shares of Common Stock as of the date hereof.

Number of shares outstanding after the offering of common shares if all the units being offered are sold	526,049,052 shares of Common Stock will be issued and outstanding after this offering is completed if all the shares being offered are sold.

Minimum number of units to be sold in this offering	None

Current Version:

5

Since we may require additional funds before we can complete our film, music, and digital content our expenses may be increased, and it may take us longer to generate revenues. We have no way to predict when we will complete our film, music, or digital content production.

Since we are not generating revenues, we may need to raise additional capital through either equity or debt financings to continue operations and complete our film, music, and digital content. We have no identifiable source of such funds and cannot guarantee that any source will develop soon. General overhead and administrative costs will be incurred by us during this period, which means any delay would also increase our expenses and reduce your potential return. If we do not have an additional source of operating capital and we are unable to complete the postproduction and marketing of our film, music, and digital content our ability to continue our business will be compromised and we may be forced to either significantly curtail our operations or shut down altogether.

Amended Version:

Since we may require additional funds before we can complete our film and music productions our expenses may be increased, and it may take us longer to generate revenues. We have no way to predict when we will complete our film and music productions.

Since we are not generating revenues, we may need to raise additional capital through either equity or debt financings to continue operations and complete our film, music, and digital content. We have no identifiable source of such funds and cannot guarantee that any source will develop soon. General overhead and administrative costs will be incurred by us during this period, which means any delay would also increase our expenses and reduce your potential return. If we do not have an additional source of operating capital and we are unable to complete the postproduction and marketing of our film, music, and digital content our ability to continue our business will be compromised and we may be forced to either significantly curtail our operations or shut down altogether.

Current Version:

Our success is primarily dependent on audience acceptance of our film, music, and digital content which is extremely difficult to predict and therefore inherently risky.

We cannot predict the economic success of our motion pictures, music, and digital content because the revenue derived from the distribution of our motion picture, music, and/or digital content (which does not necessarily bear any correlation to the production or distribution costs incurred) depends primarily upon its acceptance by the public, which cannot be accurately predicted. The economic success of a motion picture, music, or digital content also depends upon the public’s acceptance of competing films, music, and digital content and the availability of alternative forms of entertainment and leisure time activities, general economic conditions, and other tangible and intangible factors, all of which can change and cannot be predicted with certainty.

In general, the economic success of a motion picture, music, and digital content production is dependent on its domestic theatrical performance and or licensing or direct purchase which is a key factor in predicting revenue from other distribution channels and is largely determined by our ability to produce content and develop stories and characters, music, and artwork that appeal to a broad audience and the effective marketing of the motion picture or musical score. If we are unable to accurately judge audience acceptance of our content or to have the production effectively marketed, the commercial success of the production will be in doubt, which could result in costs not being recouped or anticipated profits not being realized. Moreover, we cannot assure you that our productions will generate enough revenue to offset its distribution and marketing costs, in which case we would not receive any gross receipts for such film sales, music sales, music licensing, or digital content production sales.

6

The costs of producing and marketing feature films, music, and digital content have steadily increased and may increase in the future, which may make it more difficult for productions to generate a profit or compete against other films, music, or artwork. The production and marketing of theatrical feature films requires substantial capital and the costs of producing and marketing feature films have increased in recent years.  Similarly, the cost to market musical releases and digital content have increased in recent years. These costs may continue to increase in the future, which may make it more difficult for our productions to generate a profit or compete in the entertainment industry. Historically, production costs and marketing costs have risen at a rate faster than increases in either domestic admissions to movie theaters or admission ticket prices. A continuation of this trend would leave us more dependent on other media, such as home video, television, international markets, and new internet media for revenue.

Amended Version:

Our success is primarily dependent on audience acceptance of our film and music productions which is extremely difficult to predict and therefore inherently risky.

We cannot predict the economic success of our motion pictures and music because the revenue derived from the distribution of our motion picture and music (which does not necessarily bear any correlation to the production or distribution costs incurred) depends primarily upon its acceptance by the public, which cannot be accurately predicted. The economic success of a motion picture and music also depends upon the public’s acceptance of competing films and music and the availability of alternative forms of entertainment and leisure time activities, general economic conditions, and other tangible and intangible factors, all of which can change and cannot be predicted with certainty.

In general, the economic success of a motion picture and music production is dependent on its domestic theatrical performance and or licensing or direct purchase which is a key factor in predicting revenue from other distribution channels and is largely determined by our ability to produce content and develop stories and characters, music, and artwork that appeal to a broad audience and the effective marketing of the motion picture or musical score. If we are unable to accurately judge audience acceptance of our content or to have the production effectively marketed, the commercial success of the production will be in doubt, which could result in costs not being recouped or anticipated profits not being realized. Moreover, we cannot assure you that our productions will generate enough revenue to offset its distribution and marketing costs, in which case we would not receive any gross receipts for such film sales, music sales, music licensing, or digital content production sales.

The costs of producing and marketing feature films and music have steadily increased and may increase in the future, which may make it more difficult for productions to generate a profit or compete against other films and music. The production and marketing of theatrical feature films requires substantial capital and the costs of producing and marketing feature films have increased in recent years.  Similarly, the cost to market musical releases have increased in recent years. These costs may continue to increase in the future, which may make it more difficult for our productions to generate a profit or compete in the entertainment industry. Historically, production costs and marketing costs have risen at a rate faster than increases in either domestic admissions to movie theaters or admission ticket prices. A continuation of this trend would leave us more dependent on other media, such as home video, television, international markets, and new internet media for revenue.

Current Version:

Our film, music, and digital content production budgets may increase, and film, music, and content production spending may exceed our budget.

Our film, music, and digital content budgets may continue to increase due to factors including, but not limited to, (1) escalation in compensation rates of people required to work on our current projects, (2) number of personnel required to work on our current projects, (3) equipment needs, (4) the enhancement of existing, or the development of new, proprietary technology and (5) the expansion of our facilities to accommodate the growth of the studio. Due to production exigencies, which are often difficult to predict, it is common for production spending to exceed production budgets, and our current project may not be completed within the budgeted amounts.

Amended Version:

Our film and music production budgets may increase, and film and music production spending may exceed our budget.

7

Our film, and music budgets may continue to increase due to factors including, but not limited to, (1) escalation in compensation rates of people required to work on our current projects, (2) number of personnel required to work on our current projects, (3) equipment needs, (4) the enhancement of existing, or the development of new, proprietary technology and (5) the expansion of our facilities to accommodate the growth of the studio. Due to production exigencies, which are often difficult to predict, it is common for production spending to exceed production budgets, and our current project may not be completed within the budgeted amounts.

Current Version:

Our entertainment property/film/music/digital content will be subject to the risks associated with its distribution.

The success of any distribution activities will depend on a number of factors over which our management will have little or no control. Even if our entertainment property is sold in all territories (both domestic and foreign), there can still be no assurance that our entertainment property will succeed on an economic level. Distribution agreements give a distributor significant flexibility in determining how the entertainment property will be exhibited. No assurance can be given that a distributor will not limit the entertainment property’s run, limit the territories in which the entertainment property is exhibited or otherwise fail to actively promote the entertainment property to the public. Any such action by the distributor could have a material adverse effect on the economic success of the entertainment property and revenues received.

Amended Version:

Our entertainment film and music productions will be subject to the risks associated with its distribution.

The success of any distribution activities will depend on a number of factors over which our management will have little or no control. Even if our entertainment property is sold in all territories (both domestic and foreign), there can still be no assurance that our entertainment property will succeed on an economic level. Distribution agreements give a distributor significant flexibility in determining how the entertainment property will be exhibited. No assurance can be given that a distributor will not limit the entertainment property’s run, limit the territories in which the entertainment property is exhibited or otherwise fail to actively promote the entertainment property to the public. Any such action by the distributor could have a material adverse effect on the economic success of the entertainment property and revenues received.

Current Version:

There are doubts about our ability to continue as a going concern.

The Company is a development stage enterprise and has not commenced planned principal operations. The Company has no revenue for the year ended December 31, 2021. This factor raises substantial doubt about the Company’s ability to continue as a going concern.

Amended Version:

There are doubts about our ability to continue as a going concern.

The Company is a development stage enterprise and has not commenced planned principal operations. The Company has no revenue for the year ended December 31, 2022. This factor raises substantial doubt about the Company’s ability to continue as a going concern.

Current Version:

4. We may in the future issue additional shares of our common stock, which may have a dilutive effect on our stockholders. Our amended Certificate of Incorporation authorizes the issuance of 1,000,000,000 shares of common stock, of which 286,059,052 shares are issued and outstanding as of June 6, 2022. The future issuance of our common shares may result in substantial dilution in the percentage of our common shares held by our then existing stockholders. We may value any common stock issued in the future on an arbitrary basis. The issuance of common stock for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by our investors and might have an adverse effect on any trading market for our common stock.

8

Amended Version.

4. We may in the future issue additional shares of our common stock, which may have a dilutive effect on our stockholders. Our amended Certificate of Incorporation authorizes the issuance of 1,000,000,000 shares of common stock, of which 286,059,052 shares are issued and outstanding as of December 31, 2022. The future issuance of our common shares may result in substantial dilution in the percentage of our common shares held by our then existing stockholders. We may value any common stock issued in the future on an arbitrary basis. The issuance of common stock for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by our investors and might have an adverse effect on any trading market for our common stock.

Current Version

Calculation for full dilution
per share	include warrant		include warrant
	7/27/22		7/27/22
Total Assets	0		0
Less: Intangible Assets	0	includes Goodwill and Intangibles	0
Fixed Net Asset Value	0		0
Less: Liabilities	-8,120		-8,120
Less: Restructuring Costs	0	none known	0
Net Tangible Book Value	-8,120		-8,120

Shares Outstanding		Share Value		Share Value
Common	246,049,052		246,049,052
Common issued after 12/31/21	40,000,000		40,000,000
Preferred	0		0
Total Outstanding	286,049,052	-0.000028387	286,049,052	-0.000028387

Shares to be Issued	600,000,000		300,000,000
Outstanding After Issuance	886,049,052		586,049,052

Cash from Offering	7,500,000		1,500,000
Net Tangible Book Value Prior	(8,120)		(8,120)
Adjusted Tangible Book Value	7,491,880	0.008455378	1,491,880	0.002545657
Increase after offering w/cash		0.008483765		0.002574044

Share Value without Cash		-0.000028387		-0.000028387
Increase after offering w/o cash		-0.008483765		-0.002574044

Assuming completion of the maximum offering amount, there will be a total of 526,049,052 outstanding shares of common stock, Kindly review the calculations below. The following table illustrates the per common share dilution as of December 30th, 2022, which may be experienced by investors on a fully diluted basis.

Please note that all the calculations are made based on the financial statements of UVSS.

9

Amended Version:

Calculation for full dilution
per share
	1/24/23
Total Assets	0
Less: Intangible Assets	0	includes Goodwill and Intangibles
Fixed Net Asset Value	0
Less: Liabilities	-8,120
Less: Restructuring Costs	0	none known
Net Tangible Book Value	-8,120

Shares Outstanding		Share Value
Common	246,049,052
Common issued after 12/31/21	40,000,000
Preferred	0
Total Outstanding	286,049,052	-0.000028387

Shares to be Issued	240,000,000
Outstanding After Issuance	526,049,052

Cash from Offering	450,000
Net Tangible Book Value Prior	(8,120)
Adjusted Tangible Book Value	441,880	0.0008399977118
Increase after offering w/cash		0.008683844516

Share Value without Cash		-0.000028387
Increase after offering w/o cash		-0.00868384

Assuming completion of the maximum offering amount, there will be a total of 526,049,052 outstanding shares of common stock, Kindly review the calculations below. The following table illustrates the per common share dilution as of December 31, 2022, which may be experienced by investors on a fully diluted basis.

Current Version

Type of Stock	Issued and Outstanding shares	Number of shares on as if converted basis
Common Stock	286,049,052	286,049,052
Preferred A
Special 2019 Series A Preferred	100	100

Total Outstanding Shares on “as if converted” basis prior to the Offering	286,049,152	286,049,152

Maximum offering Amount	600,000,000	600,000,000

Total Outstanding Shares on “as if converted” basis following the Offering assuming completion of the maximum offering amount.	896,049,152	886,049,152

10

Amended Version:

Type of Stock	Issued and Outstanding shares	Number of shares on as if converted basis
Common Stock	286,049,052	286,049,052
Preferred A
Special 2019 Series A Preferred	100	100

Total Outstanding Shares on “as if converted” basis prior to the Offering	286,049,152	286,049,152

Maximum offering Amount	240,000,000	240,000,000

Total Outstanding Shares on “as if converted” basis following the Offering assuming completion of the maximum offering amount.	526,049,152	526,049,152

Page 40:

Current Version:

Capital Sources and Uses

		If 100% of the offering is raised	If 75% of the offering is raised	If 50% of the offering is raised	If 25% of the offering is raised
Gross offering Proceeds	$3,750,000	$2,812,500		$1,875,000	$937,500

Use of Proceeds:

Project-1
a)	Film Development and Production	$1,975,000	$1,481,250	$987,500	$493,750
b)	Professional Fees	$20,000	$20,000	$20,000	$20,000
c)	Salaries	$490,000	$362,500	$235,000	$107,500
d)	Public Company Expenses	$160,000	$120,000	$80,000	$40,000
e)	Brand Development, Merchandising, Marketing	$555,000	$416,250	$277,500	$138,750
f)	Working Capital	$550,000	$412,500	$275,000	$137,500

	Total	$3,750,000	$2,812,500	$1,875,000	$937,500

Amended Version:

Capital Sources and Uses

		If 100% of the offering is raised	If 75% of the offering is raised	If 50% of the offering is raised	If 25% of the offering is raised
Gross offering Proceeds	$450,000	$337,500		$225,000	$112,500

Use of Proceeds:

Project-1
a)	Film Development and Production	$205,000	$153,750	$102,500	$51,250
b)	Professional Fees	$20,000	$20,000	$20,000	$15,000
c)	Salaries	$105,000	$73,750	$52,500	$21,250
d)	Public Company Expenses	$50,000	$37,500	$15,000	$12,500
e)	Brand Development, Merchandising, Marketing	$40,000	$30,000	$20,000	$5,000
f)	Working Capital	$30,000	$22,500	$15,000	$7,500

	Total	$450,000	$337,500	$225,000	$112,500

Page 41:

Current Version:

11

The Company

The Company’s purpose is to create, develop, and produce a library of digital media assets (film, video, music, motion graphics, and artwork) costing from $50,000 to $5 million dollars for the entertainment, sports, healthcare, and publishing industries. The digital media assets can be distributed via traditional distribution channels i.e., movie theatres, cable tv, satellite tv, radio, websites and/or the digital media assets are developed and distributed for metaverses, web3 content channels. The company also provides services for companies and projects convert existing content distribution businesses into Web 3 business models of which the Company’s services may include artwork for NFTs, film/video content appropriate for Web3 use, and music production to create Digital Media Experiences that complement, inform, and/or entertain within traditional websites or metaverses. We expect to use all the proceeds from this offering in the development and production of this media content to include motion pictures, musical soundtracks and productions, motion graphics, website development, and artwork. The company also owns and operateswww.TheDailyCrypto.io, an online website with daily updates of the blockchain, metaverse, crypto, and regulatory headlines combined with the updates of music, film, sports, and financial markets as these markets are experiencing transformation as the result of the integration of various blockchains and metaverse opportunities.

The Company is focused to being a premium creator of digital content i.e., film, video, music that can be used in traditional (theatrical, pay per view, subscription-based film channels, cable channels, etc.) or advanced web3 distribution channels that are created by technology partners. The Company is primarily a content developer and media production company and therefore relies on our technology partners to implement and program the technology platforms that distributes the content. We may also create joint ventures to further the potential of revenues through acquisitions and partnerships.

While the Company is still considered an early stage emerging growth company, the Company has entered into agreements for production and casting of multiple projects through its parent company, Critical Solutions, Inc. Most notably the Company has been sub-contracted to provide casting for the feature film entitled “Man in the White Van” with executive producers, Garrison Film and Legion M Productions. Our CEO, Andrew Lane, has been name with Barry Coffing as Music Supervisors for the film. Additionally, the Company has also been contracted via Critical Solutions, Inc. to produce the original soundtrack for “Man in the White Van” which will consist of 8-12 original songs. Both casting and music production contracts have been assigned to the Company from Critical Solutions of the soundtrack, videos, artwork, and derivatives and to receive residual revenues from these production assets. It is anticipated that the Company will provide develop additional marketing and promotional materials for the soundtrack release.

The film project, “Man in the White Van” exemplifies the Company’s core business model to create and produce original digital content i.e., musical film videos, music scores, music singles, music albums, and musical stems. The Company intends to continue to create digital media assets and retain all or a portion of ownership of the assets that can be monetized over time.

The Company derives its short-term revenues (launch of project to 2 years) from the following:

1.	Film production services – filming, location, casting, craft services, promotional services for projects, streaming payouts, ad revenue payouts, and theatrical release monies.
2.	Musical production services – recording, artist recruitment, mixing, mastering, artwork, and distribution, streaming payouts, MCN (multi-channel music payouts)
3.	Artwork/Graphic Design
4.	Production Management
5.	Consulting of Film and Music Distribution

Note: Multi-channel networks (MCNs) are organizations that work with video platforms such as YouTube to offer assistance in areas such as "product, programming, funding, cross-promotion, partner management, digital rights management, monetization/sales, and/or audience development", usually in exchange for a percentage of the AdSense revenue from the channel.

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Amended Version:

The Company

The Company’s purpose is to create, develop, and produce a library of digital media assets (film, video, music, motion graphics, and artwork) costing from $50,000 to $5 million dollars for the entertainment, sports, healthcare, and publishing industries. The digital media assets can be distributed via traditional distribution channels i.e., movie theatres, cable tv, satellite tv, radio, websites. We expect to use all the proceeds from this offering in the development and productions to include motion pictures, musical soundtracks and productions, motion graphics, website development, and artwork.

The Company is focused to being a premium creator of film, video, and music that can be used in traditional theatrical, pay per view, subscription-based film channels, cable channels. The Company is primarily a content developer and media production company and therefore relies on our distribution partners to implement and program the technology platforms that distribute the content. We may also create joint ventures to further the potential of revenues through acquisitions and partnerships.

While the Company is still considered an early stage emerging growth company, the Company has entered into agreements for production and casting of multiple projects through its parent company, Critical Solutions, Inc. Most notably the Company has been sub-contracted to provide casting for the feature film entitled “Man in the White Van” with executive producers, Garrison Film and Legion M Productions. Our CEO, Andrew Lane, has been name with Barry Coffing as Music Supervisors for the film. Additionally, the Company has also been contracted via Critical Solutions, Inc. to produce the original soundtrack for “Man in the White Van” which will consist of 8-12 original songs. Both casting and music production contracts have been assigned to the Company from Critical Solutions of the soundtrack, videos, artwork, and derivatives and to receive residual revenues from these production assets. It is anticipated that the Company will provide develop additional marketing and promotional materials for the soundtrack release.

The film project, “Man in the White Van” exemplifies the Company’s core business model to create and produce original digital content i.e., musical film videos, music scores, music singles, music albums, and musical stems. The Company intends to continue to create digital media assets and retain all or a portion of ownership of the assets that can be monetized over time.

The Company derives its short-term revenues (launch of project to 2 years) from the following:

1.	Film production services – filming, location, casting, craft services, promotional services for projects, streaming payouts, ad revenue payouts, and theatrical release monies.
2.	Musical production services – recording, artist recruitment, mixing, mastering, artwork, and distribution, streaming payouts, MCN (multi-channel music payouts)
3.	Artwork/Graphic Design
4.	Production Management
5.	Consulting of Film and Music Distribution

Note: Multi-channel networks (MCNs) are organizations that work with video platforms such as YouTube to offer assistance in areas such as "product, programming, funding, cross-promotion, partner management, digital rights management, monetization/sales, and/or audience development", usually in exchange for a percentage of the AdSense revenue from the channel.

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Current Version:

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The Company intends to derive its long-term revenues (2-20 years) from the following:

1.

Film Residuals – feature films and short films can garner long term residual revenues from the royalties paid when a film is passed on to streaming services, network television, or advertising supported television and cable services.

2.	Music Videos- MCN (multi-channel music payouts) such as Studio 7, Create Music, Artlist, and Epidemic Sound
3.	Performance Royalty Organizations (PROs)– Pro (Performance Royalty Organizations) such as BMI, ASCAP, SEASAC
4.

Alternative Film Distribution- A newer distribution channel is the use of an NFT to verify ownership access to the content. The Company’s technology partner, SeeMyNFT, also owns similar technology to broadcast utilizing the Microsoft Azure cloud service to distribute content.https://variety.com/2022/digital/news/lord-of-the-rings-fellowship-of-the-ring-nft-release-1235406247/

5.

Streaming aggregators: The best music aggregators of 2021 / 2022 are Soundrop, Routenote, Bandcamp, Amuse, United Masters, Symphonic, Tunecore, Distrokid. Some of these Distribution platforms have no yearly fees and no sign-up fees. For launch of music onto Spotify, Apple Music, YouTube Music, Amazon Music, and Soundcloud

6.	SR (Sound Recording Royalties) Master Royalties via services such as Distrokid, Create Music, Universal Ingrooves, Sony Orchard, Warner ADA, and Soundcloud
7.	Long-term consulting revenues from client engagements that will pay a percentage of the overall revenues over time versus paying all upfront fees.

It is important to note that the company intends to follow the music and film industry in the distribution of film, video, and music via the blockchain. Such notable examples of music nft distribution sites include Opensea, Rarible, and SuperRare andWarner Bros. Discovery has become the first major studio to sell a movie’s NFT bundle, with The Lord of the Rings:The Fellowship of the Ring,a world first that could set a trend with each NFT featuring a 4K copy of Peter Jackson’s debut 2001 Lord of the Rings film along with behind-the-scenes footage, lots of stills and exclusive assets inspired by the film. This is another example of the film industry creative a Digital Media Experience (DME) within an NFTs with the core digital assets themselves, not just the token, are on the blockchain.

UVSS will expand its capabilities and asset base through company mergers, acquisitions, and partnerships with suitable companies that would increase the revenues of the companies owned and operated by UVSS.

The Company has entered into an Memorandum of Understanding with Concept Source, LLC for use of SeeMyNFT.page to and to provide marketing and consulting services for the SeeMyNFT platform which allows clients to mint NFTs that contain In-Real-Life (IRL) utilities such as event ticketing, music, videos, and film and allows clients to host marketplaces on the proprietary SeeMyNFT platform. The SeeMYNFT platform is a white labeled solution allowing clients to create their own proprietary marketplaces and NFTs. The role of the Company in this MOU is to provide digital content (film, video, music, artwork, motion graphics) for its consulting clients that desire to create Digital Media Experiences (DMEs) that incorporate film, video, music, artwork, and motion graphics via blockchain and NFTs. The Company intends to derive its revenues from the consulting services and production of digital content (film/video/motion graphics/music/artwork) required to create the Digital Media Experience (DME)

The Company has entered into an agreement with 2B3D, LLC to consult 2B3D in the development of their metaverse specifically designed for treatment of PTSD with veterans. The Company is focused to supporting 2B3D in developing utility strategies within an NFT to create one-of-kind Digital Media Experiences (DMEs) specifically for the PTSD metaverse experience. The Company will provide consulting for Web3, NFT utility, and marketplace strategies, to support the 2B3D mission. As the project grows the Company intends to derive revenues from the consulting services and development of the digital media assets when the 2B3D platform is launched.

The Company has entered into an agreement with NFT-VIP, an event production company, to provide consulting for the utilization of a “smart ticket” that contains QR codes and DMEs (Digital Media Experience) within an NFT for event admissions and upsells through the NFT smart ticket. The NFT ticket technology was field tested at the premier of NFT-VIP conference on June 19-22nd, 2022 at Margaritaville Resorts in Times Square, New York City. The Company intends to derive future revenues from the consulting services and production of Digital Media Experience (DME) with the NFT smart ticket with NFT VIP and future clients. The Company currently has no contracted responsibilities to NFT-VIP, LLC and intends to further support the adoption of the NFT VIP brand via social media, press releases, and pro-bono consulting until the parent company, NFT-VIP, LLC can pay standard consulting fees.

The Company has entered a Memorandum of Understanding with Infinite Auctions, LLC to launch sports memorabilia NFTs. Both parties have decided to move forward with the project and the signing of the MOU allows for the continuation of art design, film production, and development of the front-end interface, tokenization, and transaction routing that will create dynamic, immersive, one-of-a-kind digital media experiences through NFT's. The Company intends to derive its revenues from ongoing consulting and production of the digital media experience through film, video, music, artwork, and motion graphics. The Company has invested over 200-man hours in consulting services and has produced artwork, video, and motion graphics. There are no material obligations currently. However, the Company intends to provide additional marketing support via promotional videos, promotional artwork as the project nears launch.

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The Company owns and operates an informational and educational news website The Daily Cryptowww.thedailycrypto.io. The Company believes that with its relationships in the film and television network industries that the news site can also provide updates and educate consumers on the broader use of blockchain, crypto, and NFTs in transformation of traditional ecommerce and web2 businesses to becoming Web3 businesses with reduced cost of internal business processes and greater profitability. While the news sitewww.thedailycrypto.ioless than one year old, the website has thousands of articles via its automated RSS feeds. The Company intends to derive future revenues from advertising and posting of sponsored articles. The Company intends to promote and expand the channel with video production and video promotional efforts.

Amended Version:

The Company intends to derive its long-term revenues (2-20 years) from the following:

1.

Film Residuals – feature films and short films can garner long term residual revenues from the royalties paid when a film is passed on to streaming services, network television, or advertising supported television and cable services.

2.	Music Videos- MCN (multi-channel music payouts) such as Studio 7, Create Music, Artlist, and Epidemic Sound
3.	Performance Royalty Organizations (PROs)– Pro (Performance Royalty Organizations) such as BMI, ASCAP, SEASAC
4.

Streaming aggregators: The best music aggregators of 2021 / 2022 are Soundrop, Routenote, Bandcamp, Amuse, United Masters, Symphonic, Tunecore, Distrokid. Some of these Distribution platforms have no yearly fees and no sign-up fees. For launch of music onto Spotify, Apple Music, YouTube Music, Amazon Music, and Soundcloud

5.	SR (Sound Recording Royalties) Master Royalties via services such as Distrokid, Create Music, Universal Ingrooves, Sony Orchard, Warner ADA, and Soundcloud
6.	Long-term consulting revenues from client engagements that will pay a percentage of the overall revenues over time versus paying all upfront fees.

It is important to note that the company recently closed its division and efforts pertaining to web3, NFT, and blockchain content distribution and will not be pursuing MOUs or LOIs with entities that utilize those technologies. Furthermore, the company is no longer supporting www.thedailycrypto.io. As such, the company has resolved to cancel MOUs (Memorandums of Understanding) with the following: SeeMYNFT.page, 2B3D, LLC, NFT-VIP, LLC, and Infinite Auctions, LLC.  The Company will stay focused to proven, traditional methodologies such as theatrical release, pay per view, DVD, and television for film and music productions.

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Results of Operations

As of the date of this offering circular, we ended the quarter ending June 30,2022 with an accumulated deficit of $1,454,169.00 at the end of the quarter.

Amended Version:

Results of Operations

As of the date of this offering circular, we ended the quarter ending December 31,2022 with an accumulated deficit of $1,446,049.00at the end of the quarter.

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PLAN OF DISTRIBUTION

We are offering up to 100,000,000 units consisting of 3 shares of our common stock valued at $.015 and 3 warrants exercisable at $.02 on a “best efforts” basis, for a total of up to $7,500,000 in gross offering proceeds, assuming all securities are sold.

Amended Version:

We are offering up to 30,000,000 units consisting of 3 shares of our common stock valued at $.015 on a “best efforts” basis, for a total of up to $450,000 in gross offering proceeds, assuming all securities are sold.

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SHARES ELIGIBLE FOR FUTURE SALE

General

Upon completion of the formation transactions and this offering, we will have outstanding 886,049,052 shares of our common stock. Of these shares, the 600,000,000 shares sold in this offering will be freely transferable without restriction or further registration under the Securities Act, subject to the limitations on ownership set forth in our Articles of Incorporation, except for any shares purchased in this offering by our “affiliates,” as that term is defined by Rule 144 under the Securities Act. The current public float is 76,836,847 and the 209,212,205 of common stock will be “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if the sale is registered under the Securities Act or qualifies for an exemption from registration, including an exemption under Rule 144, as described below.

Amended Version:

General

Upon completion of the formation transactions and this offering, we will have outstanding 526,049,052 shares of our common stock. Of these shares, the 240,000,000 shares sold in this offering will be freely transferable without restriction or further registration under the Securities Act, subject to the limitations on ownership set forth in our Articles of Incorporation, except for any shares purchased in this offering by our “affiliates,” as that term is defined by Rule 144 under the Securities Act. The current public float is 76,836,847 and the 209,212,205 of common stock will be “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if the sale is registered under the Securities Act or qualifies for an exemption from registration, including an exemption under Rule 144, as described below.

Sincerely,

Stephen Mills, Esq.

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